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                               [SAIC LETTERHEAD]



FOR IMMEDIATE RELEASE
Contact:  Jane Van Ryan
        703-734-4097

                            SAIC AND OACIS TO MERGE

     (SAN DIEGO) February 22, 1999 -- Science Applications International Corporation (SAIC) today announced it has signed a merger agreement with Oacis Healthcare Holdings Corporation (Nasdaq: OCIS), a leading provider of open architecture clinical information system solutions to the health care industry.

     Oacis, based in San Rafael, Calif., had revenue for its fiscal year ended December 31, 1998, of $27.5 million and has approximately 185 employees supporting approximately 50 customers in North America and abroad. SAIC is a leading provider of health care systems and services, supporting more than 750 customer locations worldwide with annual health care-related revenues approaching $400 million and 2,250 employees in the health systems business area. SAIC's health care offerings include clinical systems, consulting, systems integration, outsourcing and infrastructure services.

     SAIC's vision for an open architecture is grounded in its systems integration expertise and track record to rapidly deliver clinical information technology (IT) benefits and the potential for electronic commerce for improved patient care delivery. Unlike traditional integration approaches that are product-driven and connect existing applications, SAIC's concept is solution-driven, connecting existing components via standards-based interfaces.

     "Oacis shares SAIC's vision for open health care enterprise systems. The Oacis product suite brings SAIC the essential components desired by many large integrated health care delivery systems such as their new Passport Web-enabled solution, expertise in orders and results processing with a clinical data repository, enterprise master patient index, and supporting elements," said Tracy Trent, group senior vice president and manager of SAIC Health Solutions Group. "We're excited about the opportunity to work with Oacis' client base, which already includes some major SAIC customers."

     Trent said that the merger reflects SAIC's commitment to an open clinical framework that meets customers' IT needs: supporting existing legacy systems while easily incorporating new clinical functionality to enhance performance.

     "Oacis has enjoyed a strong relationship with SAIC sharing many mutual customers, and we look forward to joining the SAIC Health Solutions team to bring increased value to current and future customers," said Oacis Chairman Jim McCord. "SAIC's leadership in health care solutions offers an expanded set of customers for Oacis' proven products.

     "Leading health care players demand an open framework that preserves their flexibility to embrace new clinical functions without being locked in to proprietary approaches. Together, Oacis and SAIC provide these benefits to customers who recognize that a clinical data repository, linked to a common data model, is the strategic choice to easily deliver accurate information that leads to better patient care. The combination of SAIC's track record of serving leading health care entities with systems integration services, and Oacis' product development and deployment expertise is a winning combination," said McCord.

     A wholly owned subsidiary of SAIC will promptly commence a tender offer to acquire all of the outstanding shares of Oacis for $4.45 per share in cash, representing an aggregate purchase price of approximately $52.79 million. Oacis' board of directors has unanimously approved the acquisition and will recommend that shareholders approve the acquisition and tender their shares into the tender offer. In addition, certain Oacis institutional shareholders owning approximately 47 (on a fully-diluted basis) percent of Oacis' outstanding shares have agreed to tender their shares into the offer. It is expected that, after completing the merger, Oacis will operate as a wholly owned subsidiary of SAIC, reporting to SAIC's Health Solutions Group.
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     Completion of the transaction is subject to certain conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. Following the successful completion of the tender offer, all of the remaining shares of Oacis will be acquired pursuant to a merger at the same price offered in the tender offer.

     Oacis Healthcare Holdings Corporation, headquartered in Marin County, California, is the healthcare industry's leading provider of open architecture, clinical information system solutions. Although the corporation was officially formed as Oacis Holdings Corporation in May 1994, the company has been in operation since 1984 as one of the initial innovators of open architecture clinical information systems. Oacis systems are installed or contracted for installation in healthcare facilities in the United States, Canada, Europe, and Australia.

     SAIC is the nation's largest employee-owned research and engineering company, providing information technology and systems integration products and services to government and commercial customers. SAIC scientists and engineers work to solve complex technical problems in health care, telecommunications, national security, transportation, energy and the environment. With estimated annual revenues in excess of $4 billion, SAIC and its subsidiaries, including Bellcore, have more than 35,000 employees at offices in more than 150 cities worldwide. More information about SAIC can be found on the Internet at www.saic.com.

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